Exhibit 12.1

GEVO, INC.
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in thousands)

						Six Months
	Fiscal Year Ended December 31,					Ended June
	2013	2014	2015	2016	2017	30, 2018
Loss:
Loss from continuing operations	$(55,515)	$(39,777)	$(31,927)	$(23,985)	$(23,282)	$(9,378)
Add: Fixed charges	9,681	12,159	8,372	7,943	3,035	1,729
Less: Capitalized interest	(232)	—	—	—	—	—
Total loss	$(46,066)	$(27,618)	$(23,555)	$(16,042)	$(20,247)	$(7,649)

Fixed Charges:
Interest expense	$4,582	$4,164	$4,471	$3,860	$1,989	$845
Amortization and expensing of debt expense	4,719	7,860	3,772	3,977	962	884
Interest component of rent expense	148	135	129	106	84	—
Capitalized interest	232	—	—	—	—	—

Total fixed charges	$9,681	$12,159	$8,372	$7,943	$3,035	$1,729

Ratio of Earnings to Fixed Charges	—	—	—	—	—	—
Deficiency of Earnings Available to Cover Fixed Charges	$(55,747)	$(39,777)	$(31,927)	$(23,985)	$(23,282)	$(9,378)